Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Noble Corporation
(Commission File No.: 001-36211)

The Drilling Company of 1972 A/S

November 10, 2021

1 Noble Corporation and Maersk Drilling Announce Agreement to Combine November 10, 2021

2 Disclaimers Forward - Looking Statements This presentation includes forward - looking statements within the meaning of the federal securities laws (including Section 27 A of the United States Securities Act of 1933 , as amended, the “Securities Act”) with respect to the proposed transaction between Noble Corporation (“Noble”) and The Drilling Company of 1972 A/S (“Maersk Drilling”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Noble and Maersk Drilling and the markets in which they operate, and Noble’s and Maersk Drilling’s projected future financial and operating results . These forward - looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology . The absence of these words, however, does not mean that the statements are not forward - looking . These forward - looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Noble and its management, and Maersk Drilling and its management, as the case may be . Such forward - looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward - looking statements . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Many factors could cause actual future events to differ materially from the forward - looking statements in this presentation, including but not limited to : (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Noble’s and Maersk Drilling’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the shareholders of Noble, the acceptance of the proposed exchange offer by the requisite number of Maersk Drilling shareholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the effects of public health threats, pandemics and epidemics, such as the ongoing outbreak of COVID - 19 , and the adverse impact thereof on Noble’s or Maersk Drilling’s business, financial condition and results of operations, (v) the effect of the announcement or pendency of the transaction on Noble’s or Maersk Drilling’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupts current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the merger agreement or the proposed transaction, (viii) the ability to list the ordinary shares issued by the new parent entity (“Topco”) as consideration on the New York Stock Exchange or Nasdaq Copenhagen, (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which Topco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Topco’s business and changes in the combined capital structure, (x) the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, supply and demand of jackup rigs, (xi) factors affecting the duration of contracts, the actual amount of downtime, (xii) factors that reduce applicable dayrates, operating hazards and delays, (xiii) risks associated with operations outside of the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other thirds parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti - corruption laws, shipyard risk and timing, delays in mobilization of jackup rigs, hurricanes and other weather conditions, and the future price of oil and gas, and (xiv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, (xv) the failure to realize anticipated benefits of the proposed transaction, (xvi) risks related to the ability to correctly estimate operating expenses and expenses associated with the merger, (xvii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, (xviii) the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, (xix) changes in law or regulations affecting Noble, Maersk Drilling or the combined company, (xx) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xxi) conditions in the credit markets that may negatively affect the companies and their business, and (xxii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements . The foregoing list of factors is not exhaustive . There can be no assurance that the future developments affecting Noble, Maersk Drilling or the combined company will be those that we have anticipated . These forward - looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward - looking statements or from our historical experience and our present expectations or projects . You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10 - K, Quarterly Reports on Form 10 - Q, Current Reports on Form 8 - K and other documents filed from time to time by Noble with the SEC and those described in Maersk Drilling’s annual reports, relevant reports and other documents published from time to time by Maersk Drilling . Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward - looking statements, which speak only as of the date hereof . Except as required by law, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward - looking statements whether as a result of new information, future events or otherwise . Important Additional Information Will be Filed with the SEC In connection with the proposed transaction between Maersk Drilling and Noble, Maersk Drilling and Noble expect that Topco will file a Registration Statement on Form S - 4 with the United States Securities and Exchange Commission (the "SEC") that will include (1) a proxy statement of Noble that will also constitute a prospectus for Topco and (2) an offering prospectus of Topco to be used in connection with Topco’s offer to exchange shares in Maersk Drilling and Noble for Topco shares . When available, Noble will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Noble and a wholly - owned subsidiary of Topco, and Topco will distribute the offering prospectus in connection with the exchange offer . Should Maersk Drilling and Noble proceed with the proposed transaction, Maersk Drilling and Noble also expect that Topco will file an offer document with the Danish Financial Supervisory Authority (Finanstilsynet) . This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction . INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT RELATING TO THE PROPOSED TRANSACTION IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF MAERSK DRILLING AND NOBLE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MAERSK DRILLING, NOBLE, THE PROPOSED TRANSACTIONS AND RELATED MATTERS . Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus (if and when it becomes available) and other documents filed with the SEC by Maersk Drilling, Noble and Topco through the website maintained by the SEC at www . sec . gov . In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling's website at www . maerskdrilling . com or on Noble's website at www . noblecorp . com .

3 Disclaimers Participants in the Solicitation Maersk Drilling, Noble and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Maersk Drilling and Noble, respectively in connection with the proposed merger . Stockholders may obtain information regarding the names, affiliations and interests of Noble's directors and officers in Noble's Annual Report on Form 10 - K for the fiscal year ended December 31 , 2020 , which was filed with the SEC on March 12 , 2021 , as amended on April 16 , 2021 . To the extent the holdings of Noble's securities by the Company's directors and executive officers have changed since the amounts set forth in such annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC . Information regarding the names, affiliations and interests of Maersk Drilling's directors and officers is contained in Maersk Drilling's Annual Report for the fiscal year ended December 31 , 2020 and can be obtained free of charge from the sources indicated above . Additional information regarding the interests of such individuals in the proposed merger will be included in the proxy statement/prospectus relating to the proposed merger when it is filed with the SEC . These documents (when available) may be obtained free of charge from the SEC's website at www . sec . gov, Maersk Drilling's website at www . maerskdrilling . com and Noble's website at www . noblecorp . com . No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations . Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction . This presentation is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at authorised or exempt persons within the meaning of the Financial Services and Markets Act 2000 or persons who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), persons falling within Article 49 (2)(a) to (d) of the Order or persons to whom it may otherwise lawfully be communicated pursuant to the Order, (all such persons together being referred to as, “Relevant Persons”) . This presentation is directed only at Relevant Persons . Other persons should not act or rely on this presentation or any of its contents . Any investment or investment activity to which this presentation relates is available only to Relevant Persons and will be engaged in only with such persons . Solicitations resulting from this presentation will only be responded to if the person concerned is a Relevant Person . This presentation is not a public takeover offer and this presentation does not represent a formal decision to make a public takeover offer within the meaning of section 4 (1) of the Danish Takeover Order (Executive Order no . 636 dated 15 May 2020 ) . When and whether the formal decision to make the public takeover offer will be made is conditional on approval of a prospectus approved in accordance with Regulation (EU) No . 2017 / 1129 of 14 June 2017 (the "Prospectus Regulation") or a document that satisfies the exemptions in article 1 , paragraph 4 , subparagraph m and paragraph 5 , subparagraph e of the Prospectus Regulation, by the Danish Financial Supervisory Authority . If Topco decides to formally launch the conditional voluntary public takeover offer, it will be made in the form of an offer document to be approved by the Danish Financial Supervisory Authority in accordance with the Danish Capital Market Act (Consolidated Act no . 1767 of 27 November 2020 on Capital Markets, as amended) and the Danish Takeover Order . Non - GAAP Financial Measures This presentation includes non - GAAP financial measures, including Adjusted EBITDA and free cash flow . Adjusted EBITDA is net loss from continuing operations before income taxes ; interest income and other, net ; gain (loss) on extinguishment of debt, net ; interest expense, net of amounts capitalized ; loss on impairment ; pre - petition charges ; reorganization items, net ; certain corporate legal matters and depreciation and amortization expense . Free cash flow is Adjusted EBITDA less capital expenditures and cash interest and taxes . Noble and Maersk Drilling believe that these non - GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to the combined company’s expected financial condition and results of operations . Noble’s and Maersk Drilling’s management believe that certain of these non - GAAP measures are useful for trend analyses and for planning purposes .

4 Today’s Presenters Claus Hemmingsen Chairman of the Maersk Drilling Board of Directors Charles (Chuck) Sledge Chairman of the Noble Corporation Board of Directors Robert Eifler President & Chief Executive Officer of Noble Corporation

# Transaction Overview

## *Noble Corporation and Maersk Drilling Have Agreed to Combine*

| | Summary Terms |
|---|---|
| **Transaction Structure** | ▪ Primarily all-stock transaction<br>▪ Noble Corporation ("Noble") shareholders to receive ~66.6mm newly-issued shares in a new UK plc parent ("Topco")<br>▪ The Drilling Company of 1972 A/S ("Maersk Drilling") shareholders to receive ~66.6mm newly-issued shares in Topco<br>▪ Combined company will be named Noble Corporation and shares will be dual-listed on New York Stock Exchange ("NYSE") and Nasdaq Copenhagen<br>▪ Supported by Noble's top three shareholders, which collectively currently own approximately 53% of Noble shares, and APMH Invest A/S which currently owns approximately 42% of the share capital and votes of Maersk Drilling. In addition, certain foundations related to APMH Invest A/S, which currently own approximately 12% of the share capital and votes of Maersk Drilling, have expressed their intention to support the transaction |
| **Topco Pro-Forma Ownership(1)** | ▪ Noble shareholders: 50%<br>▪ Maersk Drilling shareholders: 50% |
| **Leadership and Governance** | ▪ Headquartered in Houston, Texas, with Robert Eifler as CEO<br>▪ 7 total directors, comprised of 3 from Noble, 3 from Maersk Drilling, and the CEO<br>▪ Charles M. (Chuck) Sledge will become chairman of the Board of Directors jointly appointed by Noble and Maersk Drilling. Claus V. Hemmingsen will be one of the three directors designated by Maersk Drilling |
| **Key Approvals / Closing Conditions** | ▪ Transaction terms are subject to:<br>– Noble shareholder approval<br>– Acceptance of tender offer by holders of at least 80% of Maersk Drilling shares<br>– Regulatory approvals<br>– Other customary conditions |
| **Timeline** | ▪ Targeted closing: mid-2022 |

(1): Ownership is calculated using ~66.6mm shares for Noble shareholders (which includes ~6.5 mm penny warrants). Share count excludes dilution from outstanding warrant tranches and stock-based compensation. The 50/50 merger ratio and ~66.6mm share consideration to Maersk Drilling shareholders is subject to change based on election by Maersk Drilling shareholders to receive cash with respect to $1,000 of its shares in the tender offer (in lieu of Topco shares, not to exceed $50mm of total cash consideration to Maersk Drilling shareholders, excluding any cash settlement for fractional shares)

5

6 Transaction Rationale Highly Compelling for All Stakeholders World - class Offshore Driller ▪ Combination creates the youngest and highest spec fleet with a combined track record of industry leading utilization ▪ Strong capabilities in 7G ultra - deepwater drillships and harsh environment jackups ▪ Attractive diversification across asset classes, geographic regions and customers Enhancing the Customer Experience ▪ Complementary cultures feature unwavering commitments to best - in - class safety performance and customer satisfaction ▪ Leader and first - mover in sustainability ▪ Robust innovation platform Accretive to All Shareholders ▪ Estimated $125 million of run - rate annual cost synergies within 2 years, with realization front loaded ▪ Highly accretive to free cash flow per share for both sets of shareholders in first full year post close ▪ Industry leading cost structure creates competitive advantage Platform for Cash Flow ▪ Normalized free cash flow potential of $375 million in 2023 and onwards; highly attractive free cash flow yield (1) ▪ Best - in - class balance sheet with low leverage and significant liquidity position, including approximately $900 million of cash (2) ▪ Committed to returning capital to shareholders ▪ Cash flow growth potential as global offshore market recovery continues (1): Includes $125 million of synergies and assumes a normalized level of capital expenditures (as outlined on page 18). Excl ude s any exceptional and non - recurring items (such as integration related costs) as well as potential capex associated with reactiv ation of rigs (2): Pro forma figures are based on adjusted 3Q’21 balances; see page 15 for further detail

# Best-in-class Investment Opportunity in Energy Services

NOBLE
MAERSK DRILLING

## *Key Investment Attributes*

**Scale**
*One of the six largest Energy Services Companies (by market cap) with meaningful offshore exposure*

**Balance Sheet**
*Low leverage and strong liquidity*

**Yield**
*Attractive FCF yield*

**Resiliency**
*Attractive diversification across asset classes, regions and customers provides downside protection*

**Growth**
*Significant exposure to the continued market recovery and increasing dayrates*

## *2023E FCF Yield Comparison[(1)]*



~11%
~10%
~8%
~5%
~5%
NOBLE MAERSK DRILLING(2)
S&P E&P Index
Select Large Cap Energy Services Companies(3)
S&P Industrials Index
S&P 500 Index

Source: FactSet
(1): Figures are based on market capitalization and wall street consensus estimates of FY23E FCF as of 11/09/21, except for pro forma combined company (see footnote 2)
(2): For illustrative purposes, pro forma combined company assumes Normalized FCF potential of $375 million in 2023 and onwards, which includes $125 million of synergies, assumes a normalized level of capital expenditures, and excludes any exceptional and non-recurring items (such as integration related costs) as well as potential capex associated with reactivation of rigs; pro forma combined company includes dilution from warrants utilizing treasury stock method based on Noble share price as of 11/09/21
(3): Includes large energy services companies with meaningful offshore exposure and market capitalizations greater than $3bn as of 11/09/21 (Baker Hughes, Halliburton, NOV, Schlumberger, and TechnipFMC)

7

8 3 1 2 1 1 3 13 11 5 2 32 30 23 15 10 1 5 3 1 Industry Leading Fleet and Utilization Diversified Fleet of High - Spec, Modern Rigs Peer 1 Peer 2 Peer 3 Peer 4 Fleet Characteristics Youngest fleet of scale with long remaining useful life Limited reactivation capex as most rigs are contracted Cost advantage from large and highly utilized fleet Highest spec fleet and leader in harsh environment jackups and ultra deepwater Source: IHS Markit Petrodata as of 11/09/21. Peers include Diamond Offshore, Seadrill Ltd., Transocean, and Valaris (1): Includes rigs with contracts within the next three months as of 11/09/2021 (2): IHS Markit (2015 – 2020 Average) Contracted Stacked Total Fleet 39 49 39 22 13 Utilization (2) 76% 65% 61% 65% 64% Average Age 10 yrs 14 yrs 12 yrs 10 yrs 24 yrs Contracted (1) Future Contracted Warm Stacked Cold Stacked

# Geographic Scale and Customer Diversity

## *Attractive Scale in Key Geographic Regions Across Both the Floater and Jackup Markets*



**Western Benign - North America**

| Type | # | Select Customers |
|---|---|---|
| Drillships | 4 | enven, Shell, Murphy Oil Corporation |
| Jackups | 1 | |

**Harsh – North Sea**

| Type | # | Select Customers |
|---|---|---|
| Jackups | 9 | equinor, AkerBP, iog, Total, dana Petroleum |
| Ultra Harsh Jackups | 6 | |

**Eastern Benign – Asia & Oceania**

| Type | # | Select Customers |
|---|---|---|
| Jackups | 3 | Shell, INPEX, Santos, Harbour Energy |
| Semisubmersibles | 3 | |

**Western Benign – South America**

| Type | # | Select Customers |
|---|---|---|
| Drillships | 5 | BHP, Petrobras, Total, Exxon, cgx |
| Semisubmersibles | 2 | |

**Eastern Benign – West Africa**

| Type | # | Select Customers |
|---|---|---|
| Drillships | 6 | Total, Petronas, Tullow Oil |

Legend: Drillships; Semisubmersibles; Jackups; Ultra Harsh Jackups

### *Floater Fleet (20 Rigs)*



20
11
4
3
2
Modern Drillships (7G)
Modern Drillships (6G)
Modern Semisubmersibles (6G)
Other Semisubmersibles (5G)

### *Jackup Fleet (19 Rigs)[1]*



19
6
1
12
Ultra Harsh Jackups (CJ70)
Premium Jackups
Harsh Jackups

(1): Pro forma for sale of Noble Saudi jackups and Maersk Inspirer

9

# Ultra-Harsh Jackups – Well Positioned for Growth in Norway

## *The Most Advanced Jackups in the World…*

| CJ70 | vs. | Standard Jackup[1] |
|---|---|---|

*Comparing Technical Drawings*



- ✓ Larger and more efficient
- ✓ Fewer days per well
- ✓ Lower spread cost for the customer

## *Consistently Outperforms Traditional Jackups*

*Average Annual Utilization 2015-2021YTD*



92%
72%
CJ70s
Other jackups(2)

*Average Dayrates 2015-2021YTD*



$251k
$77k
CJ70s
Other jackups(2)

*Implied incremental annual revenue from CJ70 jackups: **$60mm - $70mm***

## *…Ideally Positioned for Norway Market Recovery*

**Set to benefit from favorable tax incentives**

- ✓ **Mature oil producing area with heavily developed infrastructure, and a long-term tax regime tailored to ensure continued relative attractiveness for well development**
- ✓ **Field developments were put on hold during COVID-19 which negatively impacted 2022 rig demand, now mitigated by the Government's tax incentive package**
- ✓ **Norwegian tax incentive package massively incentivizes new investments and is expected to drive rig demand in 2023+**
- ✓ **Promising expectations based on status of field projects, projected to increase production significantly**

*Number of ≤150m water depth field projects in Norway per approval year*



2
3
4
2
2
4
18
2017
2018
2019
2020
2021
2022
2023

Source: IHS Markit Petrodata, Rystad Energy
(1): Baker Marine Pacific Class 375 used as example
(2): Jackups delivered post-2001

10

# A Leading Position in the Growing Guyana-Suriname Basin

## *The Ideal Floater Fleet for the Region…*

- ✓ Strong position with seven rigs, all of which are working
- ✓ Five drillships equipped with dual BOP, well suited for the region
- ✓ Long-term contracts in place

## *Commercial Enabling Agreement (CEA) in Place*

- ✓ Unique CEA with ExxonMobil
- ✓ Multi-year contract visibility and utilization across four ultra deepwater drillships
- ✓ CEA includes dayrate adjustment mechanism tied to market rates

## *…Positioned for Rapid Activity Increase*

**Set to benefit from favorable production outlook**

- ✓ **Rapid production increase expected in Guyana and Suriname**
- ✓ **Over 20 discoveries have been made in the region driving future exploration**
- ✓ **Discoveries in the basin have one of the world's lowest finding costs driven by high success rates**
- ✓ **Activity spear-headed by ExxonMobil - expected to prioritize investments in the area**



Oil and gas production in Guyana and Suriname
MMbbl
6
34
48
83
128
145
197
214
265
340
466
556
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

Source: Rystad Energy

11

12 Shared Culture of Operational Excellence Strong Core Values and Business Principles Lead to Differentiated Performance Core Values and Business Principles Safe, efficient, and reliable offshore platform with a customer - centric focus Customer Centric Respect Performanc e Environmental Stewardship Technology Operational Excellence Honesty & Integrity Differentiating Performance Industry Leading Performance and Safety >98% of all offshore days are SAFE days (1) #1 in number of jackup wells drilled in harsh environments (3) #1 in number of wells drilled by a 7G drillship (3) #1 in average fleet utilization (2) #1 deepest water depth offshore well drilled (1) Industry Leading Safety & Performance (1): Company information (2): IHS Markit (2015 – 2020 Average) (3): Rystad Energy

# Sustainability & Innovation

## *Utilizing Best-in-Class Innovation to Drive Sustainability and Long-Term Differentiation*



### Hybrid Upgrades on Norwegian Jackups

- Combining hybrid power, data intelligence and cleaning technology (SCR), the company's hybrid jackups will push the boundaries for low-emission drilling on conventionally powered offshore drilling rigs.



### Selective Catalytic Reduction (SCR)

- Captures NOx exhausts and use ammonia injections to convert the gas into harmless water and nitrogen. By installing SCR units on all the rig's engine exhaust pipes, the company expects to be able to reduce NOx emissions by up to 98%, while also reducing soot emissions significantly.



### Project Greensand

- The depleted oil reserves in the North Sea can be attractive locations for carbon storage. As part of a consortium, the company is targeting up to 8 million tons of $CO_2$ stored annually by 2030 through use of the strong innovation and engineering capacity behind one of the most promising carbon-reduction projects in Europe.



### World's First Shore-Powered Jackup

- Launched in 2017, the Maersk Invincible was the world's first harsh environment jackup drilling rig to operate entirely on shore-power. With electricity reaching the rig through a 294 km cable, the rig was powered entirely by Norwegian hydropower. This resulted in reduced emissions, along with fuel and maintenance cost savings.

13

# Equipped to Realize Meaningful Synergies

*Industry Leading Cost Structure Achieved Through Scale*

| SG&A Rationalization | Operations and Unit Support Optimization | Logistics and Supply Chain Savings | Fleet Spares and Capex Efficiencies |
|---|---|---|---|

**~$125mm synergies estimated / year**

Synergy realization front loaded | High level of control in achieving | Expected to be fully realized within 2 years of closing

**Targeted synergies imply illustrative value uplift of >$7.00/share and annual FCF accretion of >$0.80/share(1)**

Note: Estimates of expected synergies are purely illustrative and are subject to certain risks and uncertainties. Please see "Disclaimers."
(1): Hypothetical value uplift assumes $125 million of full run-rate synergies at an illustrative discount rate; FCF per share based on full run-rate synergies (tax-effected) on fully-diluted shares outstanding; figures are reflected prior to any transaction and integration costs

14

# Fiscally Disciplined with Robust Balance Sheet

## *Committed to Capital Discipline, Maintaining Low Leverage and Significant Liquidity[1]*

**Cash[2]**
**$887 million**

**Net Debt**
**$601 million**

**Total Liquidity[3]**
**>$1.7 billion**

**Net Leverage[6]**
**~1.0x**

| *(As of 3Q'21, $ in millions)* | Noble | Maersk Drilling | CombinedCo |
|---|---|---|---|
| Noble RCF ($675 million) | $190 | $- | $190 |
| Maersk Syndicated RCF ($400 million) | - | - | - |
| Maersk Syndicated Facility (A&B)[4] | - | 792 | 792 |
| Maersk Danish Ship Finance[4] | - | 290 | 290 |
| Noble 2L Notes | 216 | - | 216 |
| Total Debt | $406 | $1,082 | $1,488 |
| Cash[2] | 397 | 490 | 887 |
| Net Debt | $9 | $592 | $601 |
| Net Debt / UDW Equivalent[5] | | | $19 |
| Net Debt / 3Q'21 LTM Adj. EBITDA[6] | | | 1.0x |

Source: DNB Markets
(1): Figures are reflected pro forma for net proceeds resulting from Noble Saudi-jackup divestment (~$285mm) and sale of Maersk Inspirer (~$343mm)
(2): Cash reflected prior to transaction and integration costs, and assumes no cash election by Maersk Drilling shareholders
(3): Liquidity includes $887 million of adjusted cash and $876 million of availability under credit facilities as of 3Q'21
(4): Reflects outstanding balance after $80 million mandatory paydown using cash proceeds from sale of Maersk Inspirer
(5): UDW Equivalent based on DNB Markets estimates
(6): Based on combined 3Q'21 LTM EBITDA, adjusted to include $125 million of full run-rate synergies

15

16 Balanced Portfolio Enhances Cash Flow Resiliency (1): Pro forma revenue figures are reflected as of LTM 9/30/21; pro forma backlog figures are reflected as of 9/30/21, adjust ed to exclude Noble Saudi jackups and Maersk Inspirer Revenue Split by Asset Class Attractive Diversification Across Asset Classes, Geographic Regions and Customers (1) Revenue Split by Geography Revenue Split by Customer Backlog by Asset Class Ultra Harsh Jackups Other Floaters $2.1bn $2.1bn North America Asia & Oceania Rest of World $2.1bn Others $2.4bn Modern Drillships Other Jackups South America North Sea Modern Drillships Other Floaters Ultra Harsh Jackups Other Jackups

17 0% 20% 40% 60% 80% 100% $0k $20k $40k $60k $80k $100k $120k $140k 2018 2020 2019 2021 0% 20% 40% 60% 80% 100% 2018 2019 2020 2021 $0k $200k $150k $250k $300k $350k 2018 2019 2020 2021 Improving Utilization Driving Stronger Dayrates Several recent contracts in the market signed near or above $300k per day Contracts above $100k per day signed in the market recently Source: Rystad Energy, IHS Markit Petrodata (1): Dual BOP equipped (2): Excludes CJ70 and N - Class designs (3): Quarterly average Dayrate (3) Marketed utilization Dayrate (3) Marketed utilization Ultra Deepwater Drillships (1) Harsh Environment Jackups (2)

# Highly Attractive Free Cash Flow Potential

### *Illustrative EBITDA and FCF Sensitivity*[(1)(2)]

| Dayrate Scenario | A | B | C |
|---|---|---|---|
| Dual BOP floaters | $250k | $300k | $350k |
| Other floaters | $220k | $250k | $280k |
| Ultra harsh jackups | $225k | $275k | $325k |
| Harsh jackups | $80k | $100k | $120k |
| **Illustrative EBITDA** | **~$0.7bn** | **~$1.1bn** | **~$1.5bn** |
| Capex (Normalized)[(4)] | ~$250mm | ~$250mm | ~$250mm |
| Cash Interest and Taxes | ~$115mm | ~$150mm | ~$185mm |
| **Illustrative FCF (Normalized)** | **~$0.4bn** | **~$0.7bn** | **~$1.1bn** |

### *Illustrative FCF / Share*[(3)]



FCF Yield
~11%
~11%
~21%
~31%
~$2.75(5)
~$2.75
~$5.25
~$7.75
2023 and Onwards Normalized Potential
Scenario A
Scenario B
Scenario C

**Highly attractive free cash flow story | Committed to implementing a sustainable return of capital policy**

(1): From active fleet; assumes 90% utilization (with ~96% revenue efficiency) and average operating expense of ~$70k per day for jackups and ~$110k per day for floaters; assumes a constant dayrate of ~$180k for Noble Clyde Boudreaux and ~$80k for Maersk Convincer
(2): Includes $125 million of synergies and assumes a normalized level of capital expenditures. Excludes any exceptional and non-recurring items including integration related costs
(3): Approximated to the nearest $0.25; share count based on fully-diluted shares outstanding of ~141mm as of 11/09/21, which includes dilution from warrants utilizing treasury stock method based on Noble share price as of 11/09/21
(4): Normalized capex based on approximated 5-year average, excluding one-time and other exceptional items (including reactivation / project related capex)
(5): For illustrative purposes, pro forma combined company assumes Normalized FCF potential of $375 million in 2023 and onwards, which includes $125 million of synergies, assumes a normalized level of capital expenditures, and excludes any exceptional and non-recurring items (such as integration related costs) as well as potential capex associated with reactivation of rigs

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19 Transaction Rationale Highly Compelling for All Stakeholders World - class Offshore Driller ▪ Combination creates the youngest and highest spec fleet with a combined track record of industry leading utilization ▪ Strong capabilities in 7G ultra - deepwater drillships and harsh environment jackups ▪ Attractive diversification across asset classes, geographic regions and customers Enhancing the Customer Experience ▪ Complementary cultures feature unwavering commitments to best - in - class safety performance and customer satisfaction ▪ Leader and first - mover in sustainability ▪ Robust innovation platform Accretive to All Shareholders ▪ Estimated $125 million of run - rate annual cost synergies within 2 years, with realization front loaded ▪ Highly accretive to free cash flow per share for both sets of shareholders in first full year post close ▪ Industry leading cost structure creates competitive advantage Platform for Cash Flow ▪ Normalized free cash flow potential of $375 million in 2023 and onwards; highly attractive free cash flow yield (1) ▪ Best - in - class balance sheet with low leverage and significant liquidity position, including approximately $900 million of cash (2) ▪ Committed to returning capital to shareholders ▪ Cash flow growth potential as global offshore market recovery continues (1): Includes $125 million of synergies and assumes a normalized level of capital expenditures (as outlined on page 18). Excl ude s any exceptional and non - recurring items (such as integration related costs) as well as potential capex associated with reactiv ation of rigs (2): Pro forma figures are based on adjusted 3Q’21 balances; see page 15 for further detail

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